March 3, 2009
Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 3561
Washington, D.C. 20549

Re:	Blue Nile, Inc. (File No. 000-50763) Form 10-K for the Fiscal Year Ended December 30, 2007
Dear Mr. Owings:
On behalf of Blue Nile, Inc. (the “Company”), this letter is being transmitted in response to the supplemental comment letter (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated February 17, 2009, with respect to the Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed by the Company with the Commission on February 27, 2008.
For the Staff’s convenience, the Comment has been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 30, 2007
Liquidity and Capital Resources, page 29
We note your response to comment four of our December 30, 2008 letter and we reissue our comment in part. Please revise your disclosure to discuss whether you expect the economic trends you note to continue and how such trends may impact your plans to expand, your available liquidity, or any other factor that may be material.
The Company has considered the economic trends and the impact such trends have on our expansion plans, liquidity and other factors that may be material, and we respectfully advise the Commission that we have not identified any additional trends from the trends previously disclosed in our Form 10-K and our response letter to the Commission on January 29, 2009 (the “Response Letter”). As disclosed in our Response Letter, we believe that if the challenging general economic conditions continue, our revenue, cash flow from operations and net income will be negatively impacted and may decline from historical levels. As our capital expenditure needs are generally minimal and we do not carry any long or short-term debt, we believe that our current cash, cash equivalents and marketable securities balances will be sufficient to meet our anticipated operating and capital expenditure needs for at least the next 12 months. As further disclosed in our Response Letter, we have the ability to reduce and/or delay capital investments in challenging economic conditions, without significant disruption to our business or operations. We do not anticipate significant growth in our capital expenditures for at least the next 12 months.
We will continue to assess any new trends in our business and will disclose such trends as appropriate.
* * * * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (206) 336-6834, or Lauren Neiswender at (206) 336-6790, if you have any questions or would like any additional information regarding these matters.
Sincerely,
/s/ Marc D. Stolzman
Marc D. Stolzman
Chief Financial Officer
Blue Nile, Inc.

cc:	Diane M. Irvine, Chief Executive Officer and President
Lauren Neiswender, General Counsel, Blue Nile, Inc.
John Geschke, Cooley Godward Kronish LLP
Chris Chase, Staff Attorney, Securities and Exchange Commission
Mara Ransom, Legal Branch Chief, Securities and Exchange Commission